30 Shelter Rock Road    Danbury, CT 06810            Tel: (203) 797-2699   Fax: (203) 797-2697

TO:	Ms. Peggy Fisher, Assistant Director, Securities and Exchange Commission

FROM:	Mr. Martin G. Klein, CEO

DATE:	June 9, 2005

RE:	Electro Energy Inc. Form SB-2 File No. 333-121026 Filed December 6, 2004

          Please find below responses keyed to the comments in your correspondence dated January 5, 2005 (the January 5 Correspondence), February 24, 2005 (the February 24 Correspondence) and April 28, 2005 (the April 28 Correspondence). References provided herein to the revised registration statement are to the pages of the marked revised registration statement, provided herewith.

Fee Table

1.	We reissue comment 1. Revise the first footnote to the table to cover only those situations contemplated by Rule 416, including "stock splits, stock dividends, or similar transactions," and confirm supplementally that you will file another registration statement to cover shares you may need to issue as a result of adjustments to the conversion terms of the preferred stock and/or the exercise price of the warrants.

Response: We have revised the first footnote to the table to reflect only the situations contemplated by Rule 416. In the event additional shares are issued as a result of changes to the conversion terms of preferred stock or the exercise price of warrants, an additional registration statement will be filed for the newly issued shares.

Risk Factors – Page 3
Risks Relating to Our Company – Page 3
We have historically been dependent…

2.	Update to disclose the percentage of revenues attributable to government contracts or subcontracts for the most recently completed fiscal year.

Response: The appropriate clarifications have been made in the second paragraph under the heading of “Risks Relating to Our Company.”

3.	We reissue comment 5. Revise the added disclosure to accurately describe the risk regarding the extent to which you rely on EaglePicher for a significant portion of your revenues, and quantify the percentage of revenues you derived from EaglePicher for fiscal year ended December 31, 2004 and the previous fiscal year. Delete mitigating language such as "enjoy a significant advantage" in discussing a risk. We note in this regard that at the top of Page 19, you state the "supply agreement we entered into was deemed to have no value."

Response: The appropriate clarifications have been made to the third and fourth paragraphs under the heading “Risks Relating to Our Company.”

4.	We note that EaglePicher recently filed for bankruptcy protection. Add a risk factor discussing the potential impact of this action on your future operations.

Response: The requested information has been added to the fourth paragraph of the section entitled “Risks Relating to Our Company” on Page 3.

Management’s Discussion and Analysis – Page 10
Gross Profit – Page 11

5.	In the first paragraph you refer to a "decrease" twice when it appears that an increase occurred. Please advise or revise.

Response: The first paragraph under the “Gross Profit” section has been revised to change all references of a “decrease” to an “increase.”

Our Business Following the Merger – Page 17

6.	Refer to prior comment 27 and your response. A balanced presentation would discuss risks associated with the various aspects of your business, as well as your successes and perceived opportunities, as an integral part of the business description so that the reader may understand the uncertainties and limitations. This objective is not met by presenting a separate risk factors section at the end of the business section. Please revise this section to provide a more balanced presentation of the opportunities versus competitive, technical, marketing, patent protection and other risks associated with your potential market.

Response: The discussion of “Our Business Following the Merger” has been revised to incorporate discussions of the risk factors facing the Company into the discussion of our business where appropriate to provide a balanced view of our opportunities versus any risks we face.

7.	Refer to prior comment 29 and your response. It is not clear how you answered the second sentence of the comment.

Response: The requested clarifications have been made to the second full paragraph on Page 20.

8.	Refer to prior comment 30 and your response. Please revise to clarify the basis for determining the level of orders you can expect to receive from EaglePicher, including minimum purchase requirements.

Response: Page 18 has been revised to clarify the requested information.

9.	Please explain the term "striker assembly." Explain how this component is utilized by EaglePicher.

Response: The term “striker assembly” has been explained on page 3, in the third paragraph under the heading “Risks Relating to Our Company.”

Additionally, the second full paragraph on page 19 describes the products in which the striker assemblies we supply to EaglePicher are utilized.

10.	Please revise to clarify that "replacements" refers to launching new satellites, not replacing batteries used in current satellites.

Response: The language in the first paragraph on page 21 has been changed to clarify the reference to launching new satellites.

11.	Briefly explain the basis for your belief for an "anticipated material increase in satellite replacements..." Balance your optimistic expectations with a discussion of the EaglePicher recent bankruptcy filing and reorganization plans and the impact that may have on your future sales under the supply agreement, your rights under the license agreements and your environmental remediation agreement.

Response: We have amended our discussion of the future performance of the Company and removed the phrase in question. Additionally, we have included an extensive discussion of the EaglePicher bankruptcy filing and its potential effect on the Company on pages 19 and 20.

12.	Explain how you intend to increase commercial sales of the Ni-Cad batteries that you can manufacture at MEP. Do you have sales contracts?

Response: We have amended pages 19 through 22 to discuss commercial sales of products manufactured by MEP.

13.	Refer to prior comment 33 and your response. Please revise to clarify which parties are currently customers and the terms of any contracts EaglePicher or MEP currently have with these customers. For those who are not current customers, disclose when they were customers. Clarify whether you will seek to sell to those potential customers outside of your supply agreement with EaglePicher.

Response: We have revised the tables and discussion on pages 20 through 22 to clarify the reasons for the inclusion of former customers of MEP in this discussion. We have also included a discussion of the current status of MEP contracts and contract procurement efforts.

14.	Refer to prior comment 34 and your response. Please include the table of current research contracts in the prospectus.

Response: We have updated the discussion on pages 20 through 22, and have included a table on page 21 to more concisely disclose the government contracts currently being completed by the Company.

15.	We note the table on page 20 and the paragraph that follows the table. Since these are all former customers, presumably they have already found other suppliers for their batteries. Expand to discuss the basis for your statements that you intend "to re-establish this business to at least the previous high of approximately $10 million" and that "it is reasonably likely that prior aerospace customers will become customers of EEI again." Discuss any efforts you have made to secure them as customers and the results of those efforts.

Response: We have amended our discussion of our future business to remove the reference to specific revenue goals. In addition, we have included a discussion of the process of obtaining new contracts on pages 19 through 22.

The Battery Market – Page 22

16.	Throughout this section, if you are relying on the Freedonia report as your supplemental support for industry data, clearly mark or give us page numbers in the report where the information appears to support your disclosure. Similarly, if the report substantiates the claims made with regard to your technology, tell us where the substantiation is located within the report. Ensure that you do this throughout the Business section.

Response: This section has been revised to include references to the Freedoina report wherever it is appropriate.

Established High Performance Markets – Page 26

17.	Refer to prior comments 27 and 40 and your responses. Please revise to explain how factors such as those cited in the comment could negatively impact your market share projections. Expand the disclosure to provide in reasonable detail the bases for management's analysis and projections. If EEI and/or its technology is discussed anywhere in the Freedoina report in a way that can support management's analysis, reference the section to us. We note there is no company profile for EEI.

Response: We have amended our discussion of these markets to include a discussion of the risk factors that could adversely impact the Company’s potential market share. This discussion is located on pages 29 and 30.

The last paragraph on page 27 discusses what is contained within the Freedoina report, together with an explanation of why EEI is not profiled by Freedoina.

18.	If the Freedonia report discusses your bipolar nickel-metal hydride battery technology, tell us where it is discussed in the report. If it does not discuss it, explain why.

Response: The last paragraph on page 27 discusses what is contained within the Freedoina report, together with an explanation of why EEI is not profiled by Freedoina.

Competitive Comparison and Competitors – Page 35

19.	Expand the third paragraph on page 35 to identify the competitors who are developing new technologies and to clarify, if true, that those competitors are larger and have greater resources for research and development, greater manufacturing capability, and established distribution channels.

Response: We have included a discussion of our competitors and their competitive advantages in the first four paragraphs on page 38.

Certain Relationships – Page 43

20.	Please include related party transactions with Mr. Eskra as noted at Pages 12-13 with others on page F-20.

Response: The Certain Relationships and Related Transactions section on pages 45-46 has been revised to include reference to the transactions involving Mr. Eskra’s company, as well as other related transactions, as listed on pages 12-13.

Selling Security Holders – Page 45

21.	We note your response to comment 46 and reissue the comment. The definition of "beneficial ownership" is in Rule 13d-3 and includes any person who has or shares voting and/or investment power. Selling shareholders that are entities and are unable or unwilling to furnish this information should not be included in the table in the registration statement.

Response: The beneficial owners of the non-public entities whose shares are being registered are listed in the table below.

Entity	Beneficial Owners

AJW Partners, LLC	Corey S. Ribotsky, Manager, SMS Group, LLC (manages fund)

AJW Qualified Partners, LLC	Corey S. Ribotsky, Manager, AJW Manager, LLC (manages fund)

New Millennium Capital Partners II, LLC	Corey S. Ribotsky, Manager, First Street Manager II, LLC (manages fund)

Ariel Fund, LP	Michael and Susan Angelides

Arrowhead Consultants Inc.	Tim Ruggerio

Glenwood	Peter Chung

Asset Managers International Ltd.	David Chester, Jafar Omid, Ralph Crane, M. Hassanally

Benil Finance Ltd.	Jeanine Schnapik

Brookshire Securities Corporation	Peter Chung and Tim Ruggiero

Crestview Capital Master LLC	Stewart Fink, Robert Hoyt, Daniel Warsh, Steve Halpern

Elm Street Partners	Francis O'Donnell

Extel Enterprises, Inc.	Brandon Young, Brian Young, Byron Young

Geduld Capital Management, LLC	Irwin Geduld and Steven Geduld

In-Q-Tel Employee Fund, LLC	Lee Ault, Howard Cox, Gilman Louie [1]

In-Q-Tel, Inc.	Norman Augustine, Lee Ault, James Barksdale, John Seely Brown, Howard Cox, Michael M. Crow, David Jeremiah, Anita K. Jones, Paul Kaminski, Richard Kerr, Jeong Kim, William Perry

Interlinear Group	Marc Berger

Investrust, LLC	Farhad Assari

Merkantil 7, Inc.	Farhad Assari and Fereed Mangalji

JF Deck LLC	Philip S. Collins and Dorothea S. Collins

Matrix USA LLC	Shari Popkin Fleischer, Hedy Bagatelle and Warren Bagatelle

Meyers and Associates	Bruce Meyers

Murgab Investment Company Limited	Abdulaziz Alshaya and Abdullatif Alshaya

Nite Capital	Keith Goodman

Platinum Partners	Mark Nordlicht

Professional Traders Fund	Marc Swickle and Howard Berger

Rock II LLC	Howard Chalfin and Kevin Arnone

SCG Capital	Steven Geduld

Sovereign Bancorp Ltd	Arshad Khan

SRG Capital	Tracy Gerber and Capital Preservation Trust - beneficial owners Edwin Mecabe and Tai May Lee have voting power

Treeline Investment Partners	Sean Deson

Vision Capital	Adam Benowitz

Westminster Securities	John P. O'Shea and Daniel Luskind

1. Lee Ault, Howard Cox and Gilman Louie are the members of the Management Committee which maintains voting and dispositive power over shares owned by the In-Q-Tel Employee Fund, LLC. (the "Fund") Messrs. Ault and Cox are members of the Board of Trustees of In-Q-Tel, Inc. and have no ownership or membership interest in the Fund. Mr. Louie is the CEO of In-Q-Tel, and is a member of the Fund, but has donated his entire interest in the Fund to a non-profit entity in which he has no interest.

22.	Refer to prior comment 47 and your response. In general, broker-dealers seeking to resell securities acquired in private placements are presumed to be acting as underwriters and should be so identified in the prospectus. Affiliates of broker-dealers may also be deemed to be underwriters, depending upon the circumstances under which they acquired the securities. Please advise which selling security holders are broker-dealers or affiliates of broker dealers. We may have further comment.

Response: The broker-dealers whose shares are being registered are as follows:

Matrix USA LLC Meyers and Associates Brookshire Securities Corporation

The table of registering shareholders has been updated to include a notation that these entities, while broker dealers, did not act as underwriters during this private placement.

Financial Statements

23.	Please update the filing when required by Item 310(g) of Regulation S-B.

Response: The Financial Statements included within this filing have been updated to include financial information through the First Quarter of 2005.

Accounting Firm Consent – Exhibit 23

24.	Please include a currently dated accountants' consent in any amendment.

Response: A current accountants’ consent has been included within this amendment.